Exhibit 99.2

Qihoo 360 Responds to the Citron Report

BEIJING, Dec. 6, 2011 /PRNewswire-Asia/ — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE:QIHU), the leading Internet company in China as measured by active user base, today responded to a follow-up report that appeared on the Citron Research homepage. The Company believes the article contains numerous errors of fact and misleading speculations. The Company would like to highlight certain key errors contained in the story.

Undercounted advertising links on hao.360.cn:

1.     In the third quarter of 2011, there were a total of 125 to 130 paid advertising links on the front page of hao.360.cn, varying insignificantly from month to month, compared to Citron’s claim of 60 to 65 links.

2.     The Company charges its advertising customers on a per-link basis, not per-customer basis. Therefore, certain customers’ multiple links on the front page should not be viewed as duplicates. There are approximately 30 such “duplicated” links that were eliminated in the Citron report.

3.     Tracking URL is just one of many ways that advertisers use to measure the performance of advertising links. There are approximately 40 paid advertising links on hao.360.cn’s front page that do not contain tracking URLs. Some long-term advertising customers choose not to use tracking URLs because they feel comfortable with the website’s traffic pattern and also because a tracking URL may slow down users’ browsing experience in some cases.

Underestimated prices of advertising links on hao.360.cn:

1.     The average advertising price per link of RMB200,000 to RMB 250,000 cited in Citron’s report was quoted from a sell-side analyst report, which was related to the Company’s operating results of the first quarter of 2011. The Company has since then increased per link prices in the subsequent quarters and communicated the pricing trends to the public in quarterly earnings calls.

2.     As of Q3 2011, the average price for an advertising link on hao.360.cn’s front page was approximately RMB320,000 to RMB 350,000. The average price for an advertising link on the “Famous Sites” section of the page was approximately RMB 1 million.

3.     Revenues generated from the advertising links on the front page of hao.360.cn accounted for approximately 75% of revenues generated from all advertising links within hao.360.cn domain, including vertical pages, but excluding search referral revenue.

Qihoo 360’s web game ARPU

1.     Web game is a different category of games compared to traditional MMORPG games. Typically, web games have shorter life cycle and higher ARPU than traditional MMORPG games. Qihoo 360’s gaming ARPU is not comparable to that of other publicly listed Chinese gaming companies because almost all of them are focusing mainly on MMORPG games.

2.     Qihoo 360 does not internally develop any of the web games placed on the Company’s platform. All of those games are from third-party developers and the in-games monetization activities were also designed and implemented by the game developers. The Company has formed strong business relationship with almost all major independent web game developers in China, and the ARPU on the Company’s platform is consistent with that of the Chinese web game industry.

3.     The Company launched its web game platform in early 2010, and has since experienced tremendous revenue growth. In the past two years, the increase in the Company’s web game revenues were mainly driven by growth of paid users. The monthly ARPU has been fairly stable at around RMB380. .

Qihoo 360 has one of the largest and most sticky user bases in China, which is allowing the Company to grow at a faster rate than other industry “leaders.” As a much younger company, Qihoo 360 just started to monetize its user base and the management team believes it has a long way to reach its full potential.

Qihoo 360 is running a very unique business model that is hard to find a close comp in China or globally. The Company is fully aware of the challenge and has proactively communicated with investors and analysts at every possible opportunity. The Company and its management are more than willing to have direct dialogue with any parties who may be interested in Qihoo 360, including authors of any third party research report. The Company also encourages investors and analysts to communicate directly with Qihoo 360’s business partners and customers to get a better and thorough understanding of our business model and market position. However, the Company will strongly rebut any false accusations and misleading speculation that is and has been put forward by any parties with a biased agenda.

Qihoo 360’s management will host a conference call to discuss related topics with investors at 8:30 a.m. Eastern Standard Time on December 6, 2011 (9:30 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004
US Toll / International Dial In:	+1 718-354-1231
UK Toll Free Dial In:	+44 (0)808-234-6646
Hong Kong Dial In:	+852-2475-0994
Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 9:30 a.m. Eastern Standard Time on December 6, 2011 through 9:30 a.m. Eastern Standard Time on December 14, 2011. The dial-in details for the replay are:

US Toll Free Dial In:	+1 718-354-1232
International Dial In:	+1 866-214-5335
Passcode:	34513856

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn .

About Qihoo 360

Qihoo 360 Technology Co. Ltd. is a leading Internet company in China as measured by active user base. The Company is also the No. 1 provider of Internet and mobile security solutions in China as measured by active smartphone user base, according to iResearch. In addition, Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest Internet open platform in China. Qihoo 360 monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

Tel:	+86 10-5878-1574
E-mail:	ir@360.cn

Christensen

Mr. Christian Arnell

Tel:	+86 10-5826-4939
E-mail:	carnell@ChristensenIR.com